P.E. 1/31/02

02017268

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEB 25 2002

For the month of January 2002

Commission File No.: **0-30308**

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

By: Thomas W. Beattie
Vice President, Corporate Development

Date: February 7, 2002

FORM: 1 | **Company Name: SOUTHWESTERN RESOURCES CORP.** **Stock Symbol: SWG-T**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,971,496**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description):		
SUBTRACT:	Issuer Bid Purchase **(see attachment)**		79,200
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,892,296**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. Stock Option Plan and / or Agreement

NAME OF PROGRAM: Pre-Plan

Stock Options Outstanding — Opening Balance	**604,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**604,500**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Post-Plan

Stock Options Outstanding — Opening Balance	**1,181,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**1,181,500**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		5,500
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**5,500**

All information reported in this Form is for the month of January, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	February 6, 2002

SOUTHWESTERN RESOURCES CORP.

BY FACSIMILE (416) 947 4398
ORIGINAL TO FOLLOW BY MAIL

February 6, 2002

The Toronto Stock Exchange
Attention: Issuer Bid Reporting, Market Policy Section
2 First Canadian Place
Toronto, ON M5X 1J2

Dear Sirs:

Re: Southwestern Resources Corp. (SWG-T)

Pursuant to The Exchange s Policy regarding Normal Course Issuer Bids, we are pleased to report the following transactions:

Dates of purchases	# of shares purchased	Average price paid $	Status of shares
January 2, 2002	1,100	2.67	Hold for possible resale
January 3, 2002	200	2.60	Hold for possible resale
January 4, 2002	2,800	2.60	Hold for possible resale
January 8, 2002	2,200	2.60	Hold for possible resale
January 10, 2002	2,500	2.60	Hold for possible resale
January 11, 2002	2,000	2.60	Hold for possible resale
January 14, 2002	8,200	2.57	Hold for possible resale
January 15, 2002	4,000	2.57	Hold for possible resale
January 16, 2002	5,000	2.55	Hold for possible resale
January 17, 2002	8,000	2.49	Hold for possible resale
January 18, 2002	9,700	2.47	Hold for possible resale
January 22, 2002	5,500	2.45	Hold for possible resale
January 23, 2002	1,000	2.45	Hold for possible resale
January 24, 2002	8,000	2.43	Hold for possible resale
January 25, 2002	3,000	2.40	Hold for possible resale
January 28, 2002	7,000	2.39	Hold for possible resale
January 29, 2002	3,100	2.38	Hold for possible resale
January 30, 2002	5,900	2.37	Hold for possible resale
Total shares purchased during January 2002	**79,200**		

Southwestern has purchased, to date, a total of **89,400** under the current plan (which commenced December 27, 2001) and holds 566,300 shares for possible resale.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SOUTHWESTERN RESOURCES CORP.

Thomas W. Beattie
Vice President, Corporate Development

#1650-701 West Georgia St., P.O. Box 10102, Vancouver B.C., Canada V7Y 1C6
Telephone (604) 669-2525 *Fax* (604) 688-5175 *Web Site*: www.swgold.com

Insider transaction detail - View summary for issuer

Transaction Sorted By : Insider
Issuer name : Southwestern (Starts with)
Filing date range : January 21, 2002 - January 21, 2002

Issuer: Southwestern Resources Corp.
Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, etc.

Transaction ID	Date of transaction	Nature of transaction	Unit price and currency	Number or value A(+)/D(-)	Ownership / registered holders	Closing balance
Insider name:	Southwestern Resources Corp.		Relationships to Issuer:		Issuer	
Security designation:	Common Shares					
227	2002-01-11	00		+0	Direct Ownership :	495900
799	2002-01-11	97	2.60	+2000	Direct Ownership :	497900
751	2002-01-14	97	2.60	+1200	Direct Ownership :	499100
343	2002-01-14	97	2.60	+7000	Direct Ownership :	506100
330	2002-01-15	97	2.60	+1000	Direct Ownership :	507100
904	2002-01-15	97	2.55	+3000	Direct Ownership :	510100
361	2002-01-16	97	2.55	+5000	Direct Ownership :	515100
903	2002-01-16	97	2.55	+3500	Direct Ownership :	518600
199	2002-01-17	97	2.54	+3500	Direct Ownership :	522100
606	2002-01-17	97	2.50	+500	Direct Ownership :	522600
295	2002-01-17	97	2.40	+500	Direct Ownership :	523100

Back **2002-01-21, 17:40:39, EST**

Back 2002-01-25, 14:09:08, EST

Insider: Southwestern Re

Issuer: Southwestern Re

Security: Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		523100	2002-01-18	97 - Other	9500	532600
Common Shares		532600	2002-01-18	97 - Other	200	532800
Common Shares		532800	2002-01-23	97 - Other	1000	533800
Common Shares		533800	2002-01-24	97 - Other	3000	536800
Common Shares		536800	2002-01-24	97 - Other	500	537300
Common Shares		537300	2002-01-24	97 - Other	4500	541800

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Southwestern Resources Corp.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [1]

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. / STREET / APT: #1650 - 701 West Georgia St.

CITY: Vancouver

PROV: B.C. POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [X]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	541,800	25 01 02	*97	3,000		2.40		544,800	D	
	544,800	28 01 02	97	1,500		2.40		546,300	D	
	546,300	28 01 02	97	5,500		2.39		551,800	D	
	551,800	29 01 02	97	1,500		2.40		553,300	D	
	553,300	29 01 02	97	1,000		2.39		554,300	D	
	554,300	29 01 02	97	600		2.35		554,900	D	
	554,900	30 01 02	97	1,000		2.39		555,900	D	

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Purchased pursuant to a Normal Course Issuer Bid.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 02 02

BCSC 55-102F6 Rev. 2001/6/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

page 1 of 2

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Southwestern Resources Corp.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. STREET APT

CITY

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	555,900	30 01 02	97	4,900		2.35		560,800	D	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC55-102F6 Rev. 2001/6/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS):

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 05 02 02

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [illegible]

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. STREET APT: 701 West Georgia St. #1650

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604-669-2525

BUSINESS FAX NUMBER: 604-688-5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common	487,100	02 01 02	22	1000		2.65		488,100	D	
	488,100	02 01 02	22	100		2.60		488200	D	
	488,200	03 01 02	22	200		2.60		488400	D	
	488,400	04 01 02	22	2800		2.60		491200	D	
	491,200	08 01 02	22	2200		2.60		493400	D	
	493,400	10 01 02	22	2500		2.60		495,900	D	
						2.60				

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 55-901F Rev. 2001 / 4 / 19

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie, VP, Corp. Development

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 11 10 02